

TALISMAN ENERGY ANNOUNCES TWO NORWAY WELLS WITH INITIAL PRODUCTION RATES OF 24,000 BBLS/D

CALGARY, Alberta – May 2, 2007 – Talisman Energy Norge AS., a wholly owned subsidiary of Talisman Energy Inc., has started production from two prolific oil wells in the Gyda and Brage fields in the Norwegian sector of the North Sea. Combined initial gross production from the two wells is approximately 24,000 bbls/d (approximately 10,900 bbls/d net to Talisman).

The Gyda 2/1-A-02A well was drilled as a sidetrack from the A-02H well to a crestal location within the Upper Jurassic Ula formation. Talisman is operator and has a 61% interest in this well. The well came onstream mid-April and is currently producing 10,200 bbls/d of 42° API dry oil (gross). The Company plans to drill two additional Gyda infill wells in 2007.

The second well, Brage 31/4-A-16B, was drilled to the Statfjord formation in early April and is producing at gross oil rates of 13,900 bbls/d. Talisman has a 33.84% interest in this non-operated well. The well is part of an infill drilling campaign initiated in November 2006 after several years of no drilling activities in the field. Three additional wells are planned for 2007.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
      & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

15-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include statements regarding drilling plans.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. In particular, statements that discuss future business plans for drilling assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes to general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the headings "Management's Discussion and Analysis – Risk Factors" and elsewhere in the Company's 2006 Annual Financial Report. Additional information may be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Gross Production

Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.